EXHIBIT 19.2

BEACON ROOFING SUPPLY, INC.
GUIDELINES FOR RULE 10b5-1 TRADING PLANS

SEC Rule 10b5-1 can help protect a person from Rule 10b-5 liability for trading while aware of material, non-public information concerning the company if the purchase or sale was made pursuant to a binding contract, specific instruction or written plan—a “Rule 10b5-1 trading plan”—that the person put into place while unaware of material, non-public information.

A Rule 10b5-1 trading plan potentially provides protection for insider trading liability only if the following conditions are met:
•the trading plan is entered into in “good faith” and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
•the trading plan is adopted at a time when the person was not aware of any material non-public information;
•the terms of the trading plan specify the amount, price, and date of the transaction(s) (or include a written formula, algorithm, or computer program for determining the amount, price, and date);
•the trading plan only becomes effective after a cooling off period;
•the person trading under the plan does not exercise any subsequent influence over how, when, or whether to make purchases or sales;
•the purchase or sale is made pursuant to the trading plan; and
•only one trading plan is effective at a time.

Rule 10b5-1 trading plans have recently come under intense scrutiny from the SEC, academia and the press due to perceived abuses, and the SEC has recently substantially tightened the relevant rules. Trading plans are not a guarantee that trading will not result in criminal or civil liability, particularly if it is determined that the plan was not entered into in good faith.

Accordingly, to bolster the argument that each trading plan is entered into in good faith, and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, we require that the following guidelines apply to all Rule 10b5-1 trading plans. We understand that certain forms used by broker-dealers may provide flexibility on certain points set forth below, and will state that the broker-dealer will defer to the decision of the company as to whether to permit certain conduct, e.g., modifications to trading plans, or shorter cooling off periods for certain individuals. Please be aware that we will decline any request not consistent with the guidelines below, and we reserve the right in our sole and complete discretion to decline any request to trade outside a plan or to terminate any plan. Please also note that we may change these guidelines from time to time without advance notice, even with respect to outstanding trading plans. We may do this because of evolving best practices or new SEC guidance. Accordingly, you should only enter into a plan with the assumption that you may be required to let the plan run in accordance with its terms until its scheduled termination.
•All trading plans must be entered into during open an trading window (that is, not during a regular blackout period or specially imposed blackout period.)
•All trading plans must be entered into at a time when you are not in possession of material, non-public information. The trading window being open does not guarantee that you are not in possession of material, non-public information.
•A trading plan must contain a so-called “cooling off” period. This means that a trade may not occur pursuant to a trading plan until the later of (i) and (ii): (i) the 91st day after the date the trading plan is adopted; or (ii) the earlier of: (a) the third business day following the disclosure of the company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan is adopted; or (b) the 121st day after the date the trading plan is adopted.
•You may enter into only one trading plan at a time.
•You may not engage in any trading outside the trading plan without our prior written approval. We reserve the right to prohibit such trading in our sole and complete discretion.
•You may not modify a trading plan.

•You may terminate a trading plan at any time, subject to notice to the company and our prior written approval. We reserve the right to prohibit such termination in our sole and complete discretion.

Please keep in mind that if you terminate a trading plan, or trade outside a plan, it can call into question whether the protections for trades made pursuant to that plan are available, since it may suggest the plan was not entered into in good faith. Terminations and trading outside a plan are strongly discouraged. You terminate a trading plan, or trade outside a plan, at your own risk. If you terminate a trading plan, we may prohibit you from using plans in the future, or require more restrictive terms in future plans.

If you wish to use a 10b5-1 trading plan, we encourage you to use the form provided by Morgan Stanley. If you wish to use another broker-dealer for a 10b5-1 trading plan, we must have substantial advance notice because we will need to review that firm’s form. Expect that process to take two weeks or longer.